Exhibit 23.2

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-104269 of Alliant Energy Corporation on Form S-3 of our report dated March 18, 2003 (June 3, 2003 as to the classification of SmartEnergy as discontinued operations and the reclassification of energy trading revenues to a net basis of reporting described in Notes 1 and 10) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of new accounting principles) on the consolidated financial statements and the related financial statement schedule of Alliant Energy Corporation for the year ended December 31, 2002, appearing in the Current Report on Form 8-K (dated June 4, 2003) of Alliant Energy Corporation and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.


/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
June 4, 2003